                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               MedPartners, Inc.
 ------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


       Delaware                                             63-1151076
 ------------------------------------------------------------------------------
 (State of incorporation or organization)                (IRS Employee
                                                         Identification No.)

       3000 Galleria Tower, Suite 1000
              Birmingham, AL                                35244
 ------------------------------------------------------------------------------
   (Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered

  Preference Share Purchase Rights        New York Stock Exchange
 ------------------------------------------------------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None.
 ------------------------------------------------------------------------------
                                (Title of class)

ITEM 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

       The MedPartners' Stockholders' Rights Plan, as amended (the "MedPartners Rights Plan") dated March 1, 1995, between MedPartners, Inc. ("MedPartners") and Chemical Bank, as Rights Agent, is hereby incorporated by reference.

       The MedPartners Rights Plan provides that one right (a "Right") will be issued with each share of MedPartners Common Stock (whether originally issued or from MedPartners' treasury) prior to the Rights Distribution Date (as defined therein). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on the date which is 10 years from the date of the distribution unless previously redeemed by MedPartners as described below. When exercisable, each Right will entitle the owner to purchase from MedPartners one one-hundredth of a share of MedPartners Series C (Junior Participating) Preferred Stock ("Series C Preferred Stock") at a purchase price of $52.00 per share. The MedPartners Series C Preferred Stock may be issued in fractional shares.

       Except as described below, the Rights will be evidenced by all the MedPartners Common Stock certificates and will be transferred with the MedPartners Common Stock certificates, and no separate Rights certificates will be distributed. The Rights will separate from the MedPartners Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding MedPartners Common Stock (the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

       After the Rights Distribution Date, Rights certificates will be mailed to holders of record of shares of the MedPartners Common Stock as of the Rights Distribution Date and thereafter the separate Rights certificates alone will represent the Rights. Pursuant to the Rights Agreement, however, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after the public announcement that a person or group has acquired beneficial ownership of more than 10% or more of the Common Stock or the tenth business (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Stock.

       The MedPartners Series C Preferred Stock issuable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $.001 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared for each share of MedPartners Common Stock. In the event of liquidation, the holders of the MedPartners Series C Preferred Stock will be entitled to a minimum preferential liquidation payment of $52.00 per share and will be entitled to an aggregate payment of 100 times the payment made per share of

MedPartners Common Stock. Each share of the MedPartners Series C Preferred Stock will have 100 votes and will vote together with the shares of MedPartners Common Stock. In the event of any merger, consolidation or other transaction in which shares of MedPartners Common Stock are changed or exchanged, each share of MedPartners Series C Preferred Stock will be entitled to receive 100 times the amount received per share of MedPartners Common Stock. These rights are protected by customary anti-dilution provisions. The MedPartners Series C Preferred Stock will, if issued, be junior to any other series of MedPartners Preferred Stock which may be authorized and issued by MedPartners, unless the terms of any such other series provide otherwise. The MedPartners Series C Preferred Stock will not be redeemable. Once the shares of MedPartners Series C Preferred Stock are issued, the MedPartners Certificate of Incorporation may not be amended in a manner which would materially alter or change the powers, preferences or special rights of the MedPartners Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of the MedPartners Series C Preferred Stock, voting separately as a class. Because of the nature of the MedPartners Series C Preferred Stock dividend, liquidation and voting rights, the value of a share of the MedPartners Series C Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of MedPartners Common Stock.

       In the event that (i) a person becomes an Acquiring Person (except pursuant to a tender offer or an exchange offer for all outstanding shares of MedPartners Common Stock at a price and on terms determined by at least a majority of the members of MedPartners' Board of Directors who are not officers of MedPartners and who are not representatives, nominees, affiliates or associates of an Acquiring Person, to be (a) at a price which is fair to MedPartners' stockholders and (b) otherwise in the best interests of MedPartners and its stockholders (a "Qualifying Offer")), (ii) an Acquiring Person engages in certain self-dealing transactions involving MedPartners, such as, (a) merging or consolidating into or with MedPartners where MedPartners survives and the MedPartners Common Stock remains outstanding, (b) transferring assets to MedPartners in exchange for MedPartners' securities, or acquiring securities from MedPartners other than on the same basis as from all other stockholders,
(c) transferring assets to or from MedPartners on terms less favorable than arm's length, (d) transferring to or from MedPartners' assets having a fair market value in excess of $5,000,000, (e) receiving unusual compensation or (f) receiving any other financial benefit not provided to all other stockholders, or
(iii) during such time as there is an Acquiring Person, there is any reclassification of securities, recapitalization, merger or consolidation which increases by more than 1% the amount of the MedPartners Common Stock beneficially owned by the Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, shares of MedPartners Common Stock (or, in certain circumstances, cash, property or other securities of MedPartners) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any such events, all Rights that are, or (under certain circumstances specified in the MedPartners Rights Plan) were, beneficially owned by any Acquiring Person (or certain related parties), will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by MedPartners as set forth below.

       In the event that, at any time following the Stock Acquisition Date, (i) MedPartners is acquired in a merger or other business combination transaction in which MedPartners is not the surviving corporation or the MedPartners Common Stock is changed or exchanged (other than a merger which follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of MedPartners' assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon the exercise thereof at the then current exercise price, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

       At any time until ten days following the Stock Acquisition Date, MedPartners may redeem the Rights in whole, but not in part, at a price of $.001 per Right. Immediately upon the action of MedPartners' Board of Directors ordering redemption of the Rights, the Rights will terminate, and the only right of the holders of Rights will be to receive the $.001 redemption price.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of MedPartners, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to MedPartners, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of MedPartners Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

       Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Plan may be amended by MedPartners' Board of Directors prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by MedPartners' Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

       The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in MedPartners without the prior approval of MedPartners' Board of Directors. The effect of the Rights may be to inhibit a change in control of MedPartners (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to MedPartners stockholders.


ITEM 2.       EXHIBITS

       (4)-1 MedPartners, Inc. Stockholders' Rights Agreement, filed as Exhibit (4)-1 to MedPartners' Registration Statement on Form S-4 (Registration No. 333-00774), is hereby incorporated herein by reference.

       (4)-2 Amendment No. 1 to the Rights Agreement of MedPartners, Inc., filed as Exhibit (4)-2 to MedPartners' Annual Report on Form 10-K for the fiscal year ended December 31, 1996, is hereby incorporated herein by reference.

       (4)-3 Amendment No. 2 to the Rights Agreement of MedPartners, Inc., filed as Exhibit (4)-2 to MedPartners' Registration Statement on Form S-3 (Registration No. 333-17339), is hereby incorporated herein by reference.

                                   SIGNATURE


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: July 11, 1997


                                          MEDPARTNERS, INC.



                                          By: /s/ Harold O. Knight, Jr.
                                              ----------------------------------
                                                    Harold O. Knight, Jr.
                                                   Executive Vice President
                                                 and Chief Financial Officer